UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 27, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON FEBRUARY 27th, 2023

DATE, TIME AND PLACE: February 27th, 2023, at 10.30 am, by videoconference.

PRESENCE: Messrs. Walmir Urbano Kesseli, Anna Maria Cerentini Gouvêa Guimarães e Elias de Matos Brito, regular members of the Company’s Fiscal Council (“CF”) attended the meeting. Mrs. Fabiane Reschke, Secretary, also attended the meeting. It is also registered the presence of Mr. Nicandro Durante, Chairman of the Company’s Board of Directors.

AGENDA: Evaluation of the proposed merger ("Merger") of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. by the Company.

CLARIFICATIONS AND RESOLUTIONS: Initially, it is noted that the meeting was held jointly with the Statutory Audit Committee (“CAE”) of the Company, during discussions on the item on the Agenda. Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subject included on the Agenda, the CF members registered their considerations and discussions as follows:

Evaluation of the proposed merger ("Merger") of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. by the Company.

Initially, it is registered the presence of Messrs. Andrea Viegas, representative of the Planning & Control area, and Manoela Suassuna, representative of the Accounting, Consolidation & Reporting area.

Messrs. Gustavo Baptista Alves, Director of Administrative & Tax Services, and Stefano Lisa, representative of the Business Evaluation area, presented the proposed merger of the Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. (“Cozani”) into the Company.

After the analysis and discussion of all documents regarding to the Merger, namely: (i) Protocol and Justification of Merger executed on February 27th, 2023, between the management of Cozani (“Merged Entity”) and the Company, containing the reasons, purposes, criteria and conditions of the Merger; (ii) the proposal presented by Apsis Consultoria e Avaliações Ltda., a specialized company responsible for preparing the appraisal report of the Merged Entity’s net equity (“Appraiser”); and (iii) the Appraisal Report of the Merged Entity’s net equity at book value, on the base date of December 31st, 2022 (“Base Date”), conducted by the Appraiser, and provided all the necessary clarifications, the CF Members concluded that the documents examined are in order and gave a favorable opinion on the approval of the documents and the proposal, referred above, by the Extraordinary Shareholders' Meeting of the Company to be convened.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees CF Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 27th, 2023.

FABIANE RESCHKE

Secretary

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, after the analysis and discussion of all documents regarding the proposed merger of the Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. (“Cozani”) into the Company, pursuant to Sections 223, 224, 225 and 227 of the Brazilian Corporate Law and of CVM Resolution No. 78/2022, namely: (i) Protocol and Justification of Merger executed on February 27th, 2023, between the management of Cozani (“Merged Entity”) and the Company, containing the reasons, purposes, criteria and conditions of the Merger; (ii) the proposal presented by Apsis Consultoria e Avaliações Ltda., a specialized company responsible for preparing the appraisal report of the Merged Entity’s net equity (“Appraiser”); and (iii) the Appraisal Report of the Merged Entity’s net equity at book value, on the base date of December 31st, 2022 (“Base Date”), conducted by the Appraiser, and provided all the necessary clarifications, the Fiscal Council Members concluded that the documents examined are in order and gave a favorable opinion on the approval of the documents and the proposal, referred above, by the Extraordinary Shareholders' Meeting of the Company to be convened.

Rio de Janeiro, February 27th, 2023.

WALMIR KESSELI Chairman of the Fiscal Council	Anna Maria Cerentini Gouvêa Guimarães Member of the Fiscal Council
ELIAS DE MATOS BRITO Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 27, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer